

December 7, 2009

Mail Stop 4631

Via U.S. mail and facsimile

Mr. Colm Barrington, Chief Executive Officer
Babcock & Brown Air Limited
c/o Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware   19711

Re: **Babcock & Brown Air Limited**
Registration Statement on Form F-3
Filed on: November 10, 2009
File No.: 333-163036

Dear Mr. Barrington:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. At the top of the prospectus cover page, please disclose the aggregate dollar amount of securities being registered pursuant to this offering and list the units with the other securities offered here and in the fee table. Please refer to Item 501(b)(2) of Regulation S-K.

2. We note the first sentence on the cover page that you may from time to time offer to sell your common shares, preference shares or debt securities, either separately

or represented by warrants or subscription rights. Please revise to reflect that you are registering the offer of warrants and subscription rights as well.

Exhibit Index, page 39

3. We note that several exhibits will be filed by an amendment to the registration statement. Please allow sufficient time after filling the exhibits for the staff's review and comment.

Exhibit 5.1 – Conyers Dill & Pearman, Legal Opinion

4. We note that this opinion is based on Bermuda law but that the debt securities, warrants, and subscription rights appear to be governed by New York State law and opined upon in exhibit 5.2. Please revise to clarify, if true, that the opinion in exhibit 5.1 covers only the common and preferred shares.

5. Please revise or clarify your reference in the fifth paragraph to "opinion paragraphs 3-6 below".

6. We permit the legality opinion in the registration statement to include significant assumptions regarding the actual ("future") issuance of the securities. When a takedown occurs, the registrant must file an amended ("clean") opinion as an exhibit to the registrant statement. Please confirm your understanding of this obligation.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director

cc: Boris Dolgonos, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, New York 10153